

September 16, 2011

Via Email
Charles Bradley, Jr.
Chief Executive Officer
Consumer Portfolio Services, Inc.
19500 Jamboree Road
Irvine, CA 92612

> **Re:** **Consumer Portfolio Services, Inc.**
> **Post-Effective Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 22, 2011**
> **File No. 333-168976**

Dear Mr. Bradley:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 1 to Registration Statement on Form S-1 filed August 22, 2011

General

1. It appears that the prospectus is stale for purposes of Securities Act Section 10(a)(3). Please confirm that no sales have occurred at a time when the prospectus was stale. In addition, confirm that no sales will occur during the waiting period of the post-effective amendment, or tell us why you believe you can continue to sell during this period. Refer to Compliance & Disclosure Interpretation – Securities Act Sections, Question 139.28.

2. When you file post-effective amendments in the future, please include an explanatory note informing investors of the reason(s) for the amendment.

Incorporation of Certain Information …, page 5

3. Please revise this section so that it is current as of the date of effectiveness.

Risk Factors, page 11

4. Please include a risk factor to reflect that officers, directors and other lenders/investors beneficially own a significant amount of the company's common stock. Clarify that the interests of these beneficial owners may be significantly different than other investors, including holders of the renewable unsecured subordinated notes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

  Please contact David Lyon, Financial Analyst, at (202) 551-3421 or me at (202) 551-3583 with any questions.

          Sincerely,

          /s/ Matt S. McNair

          Matt S. McNair
          Attorney-Adviser

cc: Mark Creatura, Esq.
    Consumer Portfolio Services, Inc.